SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 1994
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.05

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  May 31, 2001

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

     Dreyfus High Yield Strategies Fund
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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Independent Accountants' Report



The Board of Trustees of
Dreyfus High Yield Strategies Fund


We have examined management's assertion that the Dreyfus High Yield Strategies Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2001 included in the Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001 and with respect to agreement of security purchases and sales, for the period from October 31, 2000 through May 31, 2001 without prior notice to management:

1) Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
2) Inspection of documentation of other securities held in safekeeping by Mellon Securities Trust Company ("the Custodian") but not included in 1) above;
3) Reconciliation between the Fund's accounting records and the custody records as of May 31, 2001 and verified reconciling items;
4) Agreement of pending trade activity for the Fund as of May 31, 2001 to their corresponding subsequent cash statements;
5) Agreement of a sample of purchases and sales of securities for the period October 31, 2000 (the date of our last examination) through May 31, 2001, to the books and records of the Fund noting that they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Dreyfus High Yield Strategies Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 15, 2001




June 15, 2001




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Dreyfus High Yield Strategies Fund (the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2001 and from October 31, 2000 through May 31, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, and from October 31, 2000 through May 31, 2001, with respect to securities reflected in the investment account of the Fund.

Dreyfus High Yield Strategies Fund




Joseph Connolly
Vice President and Treasurer